Dreyfus Premier Balanced Opportunity Fund

ANNUAL REPORT November 30, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Balanced Opportunity Fund, covering the 12-month period from December 1, 2006, through November 30, 2007.

Volatility has returned to the U.S. stock and bond markets. The past few months have been filled with greater swings in security valuations compared to the past several years, as the economic cycle matured and a credit crisis stemming from the sub-prime mortgage sector of the bond market has drastically affected other areas of the financial markets. A high degree of leverage within parts of the financial system has made these price fluctuations more intense than they otherwise might have been. In the ensuing "flight to quality" among investors, U.S. Treasury bonds fared relatively well, while riskier fixed-income and equity securities generally languished, offsetting some of the gains achieved earlier in the reporting period.

In our view, these developments signaled a shift to a new phase of the credit cycle, including more prudent mortgage requirements and a normalization of credit terms for other loans after a sustained period of low compensation for investment risk. Although we expect slower financial conditions in 2008, lower short-term interest rates from the Federal Reserve Board may help forestall a technical recession. In addition, turning points such as this may be a good time to review your portfolio with your financial advisor, who can help you perhaps reposition your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through November 30, 2007, as provided by Keith Stransky, Sean P. Fitzgibbon, Brian C. Ferguson, Catherine A. Powers and Kent J. Wosepka, Portfolio Managers

Fund and Market Performance Overview

While stocks and bonds generally rallied during the first half of the reporting period, the financial markets encountered heightened volatility over the second half as intensifying credit and economic concerns caused equity and fixed-income investors to reassess their attitudes toward risk. The fund's returns were lower than its benchmarks, primarily due to weakness among its holdings of corporate- and asset-backed bonds.

For the 12-month period ended November 30, 2007, Dreyfus Premier Balanced Opportunity Fund's Class A shares produced a total return of 6.08%, Class B shares returned 5.30%, Class C shares returned 5.29%, Class J shares returned 6.41%, Class I shares returned 6.23%, Class T shares returned 5.79%, and Class Z shares returned 6.31%.[1] In comparison, the fund's benchmarks, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and the Lehman Brothers Intermediate Government/Credit Bond Index, achieved total returns of 7.72% and 6.68%, respectively, for the same period.[2]

The Fund's Investment Approach

The fund seeks high total return, including capital appreciation and current income, through a diversified mix of stocks and fixed-income securities. When allocating assets, the fund's asset allocation manager assesses the relative return and risk of each asset class, general economic conditions, anticipated changes in interest rates and the general outlook for stocks.

The fund's equity portfolio managers create a broadly diversified equity portfolio that includes a blend of growth and value stocks. Using quantitative and fundamental research, we look for companies with leading market positions, competitive or technological advantages, high returns on equity and assets, good growth prospects, attractive valuations and strong management teams.

The fund normally invests between 25% and 50% of its assets in fixed-income securities that, at the time of purchase, are rated investment grade or the non-rated equivalent as determined by Dreyfus. We may invest up to 5% of the fixed-income portfolio in securities rated below investment grade and up to 10% in bonds from foreign issuers.

Earnings and Global Economy Supported Stock Prices

Stocks generally advanced during the reporting period as robust corporate earnings more than offset the negative effects of economic concerns and a credit crunch that originated in the bond market's sub-prime mortgage sector. In addition, a robust global economy spurred demand for products and services from U.S.-based exporters. Low interest rates and sustainable growth overseas will help keep a floor on prices. Despite the recent turmoil in the markets, the fund remained slightly overweighted in equity relative to the benchmark's 60% policy norm.

Our security selection strategy proved to be particularly effective in the consumer discretionary sector, which fared relatively poorly for the benchmark but helped boost the fund's return. The fund's media holdings fared well as we did not invest in cable operator Comcast or media conglomerate Time Warner, which suffered from competitive pressures. The fund also benefited from its position in McDonald's, which posted improved same-store sales. The fund avoided weakness in The Home Depot and other housing-related retailers, while benefitting from apparel discounters such as The TJX Companies, Inc., parent of T.J. Maxx and Marshalls.

Our stock selection strategy also bolstered returns in the information technology sector, where Research in Motion enjoyed rising sales of its Blackberry handheld device and Hewlett-Packard captured a larger share of the rebounding personal computer market. Research in Motion was sold during the reporting period. Good timing in the purchase and sale of shares of Cisco Systems also contributed positively to the fund's performance. In other areas, materials producer The Mosaic Company benefited from rising demand for fertilizer, particularly from growers of corn used to make ethanol.

An overweighted position in the financials sector produced disappointing results when mortgage-related holdings such as Fannie Mae, Freddie Mac and PMI Group were hard-hit by the credit crisis. Better results from trust banks and securities exchanges were not enough to offset mortgage-related weakness.

Fixed-Income Results Constrained by Credit Concerns

While U.S. Treasury securities gained value during a "flight to quality," the credit crunch led to declines in higher-yielding fixed-income sectors. Returns from the fund's bond portfolio trailed its benchmark, primarily due to underweighted exposure to U.S. Treasury securities and lagging performance in other areas.

We had adopted a defensive investment posture with regard to investment-grade corporate securities, including an emphasis on bonds from financial services companies that tend to be less vulnerable to the risks of leveraged buyouts. However, this focus detracted from performance during the credit crisis. On a more positive note, underweighted exposure to mortgage-backed securities helped shield the fund from much of the sector's weakness. The fund also benefited from its bias toward intermediate maturities given the yield curve steepened as the Fed began lowering interest rates toward the end of the reporting period. Yield spreads have widened but are still tight; therefore, there is little reward for taking on more risk.

Finding Opportunities in Changing Markets

While we remain optimistic regarding current equity valuations and the outlook for corporate earnings, we have adopted a cautious posture over the near term due to deteriorating domestic economic conditions. Accordingly, we have intensified our focus on large U.S. companies with a global presence. In the bond portfolio, we recently have identified opportunities to purchase higher yielding fixed-income securities at more attractive valuations, but we intend to remain cautious until the economic outlook becomes clearer.

December 17, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through November 30, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower. Class J shares are closed to new investors.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. Government, Treasury and Agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Balanced Opportunity Fund Class A shares, Class B shares, Class C shares, Class J shares, Class I shares, Class T shares and Class Z shares with the Standard & Poor's 500 Composite Stock Price Index and the Lehman Brothers Intermediate Government/Credit Bond Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B, Class C, Class I, Class T, Class Z and Class J of Dreyfus Premier Balanced Opportunity Fund on 11/30/97 to a $10,000 investment made in both the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and the Lehman Brothers Intermediate Government/Credit Bond Index (the "Lehman Index") on that date. All dividends and capital gain distributions are reinvested.

On January 30, 2004, Dreyfus Premier Balanced Opportunity Fund (the "fund") commenced operations after all of the assets of another mutual fund advised by the fund's sub-investment adviser were transferred to the fund in exchange for Class J shares of the fund in a tax-free reorganization. Class B, J and Z shares are closed to new investors. The fund offers Class A, C, I and T shares, which are subject to different sales charges and expenses. The performance figures for Class A, Class B, Class C, Class I, Class T and Class Z shares in the line graph above include the performance of the predecessor fund and reflect current sales loads and distribution expenses in effect since the reorganization date. The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years. Unlike a mutual fund, the indices are not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 11/30/07*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (5.75%)	**0.00%**	**5.92%**	**6.97%**
without sales charge	**6.08%**	**7.19%**	**7.61%**
Class B shares			
with applicable redemption charge †	**1.30%**	**6.24%**	**7.61%**
without redemption	**5.30%**	**6.55%**	**7.61%**
Class C shares			
with applicable redemption charge ††	**4.29%**	**6.59%**	**7.31%**
without redemption	**5.29%**	**6.59%**	**7.31%**
Class J shares	**6.41%**	**7.41%**	**7.72%**
Class I shares	**6.23%**	**7.30%**	**7.66%**
Class T shares			
with applicable sales charge (4.5%)	**1.01%**	**5.99%**	**7.00%**
without sales charge	**5.79%**	**6.97%**	**7.50%**
Class Z shares	**6.31%**	**7.30%**	**7.66%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The performance figures for Class A, Class B, Class C, Class I, Class T and Class Z shares shown in the table include the performance of the predecessor fund and reflect current sales loads and distribution expenses in effect since the reorganization date. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Balanced Opportunity Fund from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2007

	Expenses paid per $1,000†	Ending value (after expenses)
Class A	$5.96	$997.60
Class B	$9.90	$993.90
Class C	$9.55	$993.90
Class I	$5.56	$998.10
Class T	$7.60	$995.80
Class J	$4.31	$999.50
Class Z	$4.61	$998.60

† *Expenses are equal to the fund's annualized expense ratio of 1.19% for Class A, 1.98% for Class B, 1.91% for Class C, 1.11% for Class I, 1.52% for Class T, .86% for Class J and .92% for Class Z, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

	Expenses paid per $1,000†	Ending value (after expenses)
Class A	$ 6.02	$1,019.10
Class B	$10.00	$1,015.14
Class C	$ 9.65	$1,015.49
Class I	$ 5.62	$1,019.50
Class T	$ 7.69	$1,017.45
Class J	$ 4.36	$1,020.76
Class Z	$ 4.66	$1,020.46

† *Expenses are equal to the fund's annualized expense ratio of 1.19% for Class A, 1.98% for Class B, 1.91% for Class C, 1.11% for Class I, 1.52% for Class T, .86% for Class J and .92% for Class Z, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007

Common Stocks—65.7%	Shares	Value ($)
Consumer Discretionary—5.0%		
Best Buy	29,060 a	1,483,513
Centex	19,130	399,051
DIRECTV Group	47,400 b	1,178,838
Gap	116,710	2,380,884
Johnson Controls	52,860	2,041,453
Liberty Global, Ser. C	21,210 b	811,283
Lowe's Cos.	24,970	609,518
McDonald's	67,010	3,918,075
News, Cl. A	116,570	2,456,130
NVR	870 a,b	428,040
Omnicom Group	89,790	4,377,263
Ross Stores	24,270	640,243
TJX Cos.	72,830	2,136,832
Toll Brothers	22,230 a,b	459,494
Viacom, Cl. B	21,090 b	886,202
Walt Disney	59,560	1,974,414
		26,181,233
Consumer Staples—7.5%		
Altria Group	101,990	7,910,344
Cadbury Schweppes, ADR	24,730	1,275,326
Coca-Cola	27,260	1,692,846
Coca-Cola Enterprises	121,340	3,151,200
Colgate-Palmolive	9,880	791,190
ConAgra Foods	86,450	2,162,979
CVS	58,950	2,363,305
Dean Foods	33,270	829,754
Estee Lauder Cos., Cl. A	9,960	447,005
Kraft Foods, Cl. A	60,670	2,096,149
Kroger	79,670	2,290,513
Molson Coors Brewing, Cl. B	15,830	852,287
PepsiCo	29,570	2,282,213
Procter & Gamble	47,100	3,485,400
Smithfield Foods	29,740 b	893,687
SUPERVALU	44,710	1,872,008
Wal-Mart Stores	95,460	4,572,534
		38,968,740

Common Stocks (continued)	Shares	Value ($)
Energy−8.7%		
Anadarko Petroleum	10,660	603,356
Cameron International	13,790 b	1,285,641
Chesapeake Energy	90,270 a	3,416,719
Chevron	95,340	8,367,992
ConocoPhillips	75,010	6,003,800
Devon Energy	45,640	3,779,448
El Paso	77,120 a	1,240,090
ENSCO International	30,180	1,625,193
EOG Resources	22,350	1,850,133
Exxon Mobil	10,010	892,492
Hess	22,470	1,600,313
Marathon Oil	47,710	2,666,989
Nabors Industries	40,050 a,b	1,077,345
National Oilwell Varco	35,880 b	2,445,222
Occidental Petroleum	47,160	3,290,353
Valero Energy	18,550	1,207,049
XTO Energy	62,150	3,842,113
		45,194,248
Exchange Traded Funds−.5%		
iShares Russell 1000 Value Index Fund	15,040 a	1,231,776
Standard & Poor's Depository Receipts (Tr. Ser. 1)	9,950 a	1,479,167
		2,710,943
Financial−13.6%		
American Express	46,790	2,759,674
American International Group	55,390	3,219,820
AON	20,350 a	1,016,889
Bank of America	80,850	3,729,610
Capital One Financial	13,820 a	736,744
Chubb	75,060	4,094,523
CIT Group	24,810	659,946
Citigroup	147,170	4,900,761
CME Group	3,410	2,245,826
Fannie Mae	32,560 a	1,250,955
First American	9,310	318,216
Freddie Mac	10,410 a	365,079

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Genworth Financial, Cl. A	49,720	1,304,653
Goldman Sachs Group	23,300	5,280,712
Interactive Brokers Group, Cl. A	51,690 b	1,519,686
JPMorgan Chase & Co.	187,610	8,558,768
Lehman Brothers Holdings	25,600 a	1,603,328
Lincoln National	22,140 a	1,363,160
MBIA	11,070 a	404,166
Merrill Lynch & Co.	33,970	2,036,162
MetLife	57,260 a	3,755,683
MGIC Investment	16,440 a	386,669
Morgan Stanley	57,060	3,008,203
Northern Trust	25,260	2,045,807
PMI Group	29,400 a	388,962
PNC Financial Services Group	26,950	1,973,010
Principal Financial Group	16,950 a	1,110,056
State Street	25,560	2,041,988
T. Rowe Price Group	35,150	2,161,022
Wachovia	97,300 a	4,183,900
Wells Fargo & Co.	74,130	2,404,036
		70,828,014
Health Care–7.5%		
Abbott Laboratories	45,420	2,612,104
Aetna	16,380	915,314
Amgen	22,250 b	1,229,312
Baxter International	78,620	4,706,979
Becton, Dickinson & Co.	11,710	968,768
CIGNA	28,520	1,528,957
Covidien	9,815	393,679
Hospira	54,750 b	2,370,675
Johnson & Johnson	50,810	3,441,869
Merck & Co.	103,560	6,147,322
Pfizer	58,310	1,385,446
Schering-Plough	173,140	5,419,282
St. Jude Medical	22,200 b	882,450
Thermo Fisher Scientific	65,420 b	3,770,809
Wyeth	64,300	3,157,130
		38,930,096

Common Stocks (continued)	Shares		Value ($)
Industrial—6.3%			
Allied Waste Industries	72,250	b	824,372
Deere & Co.	5,910		1,015,338
Dover	50,170		2,321,868
Eaton	40,940		3,656,351
Emerson Electric	80,000		4,561,600
General Dynamics	9,940		882,473
General Electric	124,350		4,761,362
Goodrich	21,900		1,561,251
Honeywell International	28,810		1,631,222
L-3 Communications Holdings	11,750		1,300,138
Lockheed Martin	7,100		785,757
Raytheon	30,550		1,889,518
Textron	57,830		3,993,162
Tyco International	9,815		393,876
Union Pacific	7,910		997,767
US Airways Group	15,180	a,b	315,289
Waste Management	46,750		1,604,460
			32,495,804
Information Technology—7.7%			
Amphenol, Cl. A	19,550		847,492
Apple	20,020	b	3,648,044
Cisco Systems	169,580	b	4,751,631
EMC	83,670	b	1,612,321
Google, Cl. A	4,480	b	3,104,640
Hewlett-Packard	104,800		5,361,568
Intel	145,060		3,783,165
McAfee	58,270	b	2,269,617
Microsoft	222,960		7,491,456
NCR	50,490	b	1,208,731
Oracle	80,370	b	1,621,867
QUALCOMM	68,700		2,801,586
Teradata	50,490	b	1,310,720
Western Union	1		23
			39,812,861
Materials—2.3%			
Air Products & Chemicals	31,440		3,113,817
Allegheny Technologies	25,050		2,448,637

Common Stocks (continued)	Shares	Value ($)
Materials (continued)		
Celanese, Ser. A	45,000	1,785,600
Dow Chemical	19,640	823,702
Freeport-McMoRan Copper & Gold	12,170	1,203,978
Mosaic	5,670 a,b	392,081
Rohm & Haas	23,700 a	1,288,569
Smurfit-Stone Container	75,050 a,b	826,301
		11,882,685
Telecommunication Services–3.2%		
AT & T	247,350	9,451,243
Verizon Communications	160,860	6,950,761
		16,402,004
Utilities–3.4%		
Constellation Energy Group	16,390	1,642,442
Entergy	16,220	1,938,939
Exelon	17,670	1,432,507
FPL Group	13,690	955,014
Mirant	25,640 a,b	989,448
NRG Energy	57,880 a,b	2,453,533
PG & E	43,050	1,991,924
Questar	32,470	1,735,522
Sempra Energy	56,580	3,543,040
Southern	30,660 a	1,153,429
		17,835,798
Total Common Stocks		
(cost $314,984,955)		**341,242,426**

Bonds and Notes–33.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Auto Receivables–.5%				
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. B	5.35	9/9/13	210,000	210,865
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. C	5.43	2/10/14	230,000	226,399
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	960,000	958,219
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. C	5.80	2/15/13	170,000	165,514

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Auto Receivables (continued)**				
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	335,000	336,258
Wachovia Automobile Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	735,000	689,651
				2,586,906
Asset-Backed Ctfs./ **Home Equity Loans—.0%**				
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	115,000 c	21,407
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	305,000 c	45,750
				67,157
Commercial Mortgage **Pass-Through Ctfs.—2.7%**				
Banc of America Commercial Mortgage, Ser. 2003-1, Cl. A1	3.88	9/11/36	976,162	956,911
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	225,000	225,810
Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A3	4.24	8/13/39	595,000 c	586,247
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	250,000 d	250,048
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	665,000 d	656,195
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	730,000 d	716,926
CS First Boston Mortgage Securities, Ser. 2005-C3, Cl. A2	4.51	7/15/37	1,000,000	992,028
GMAC Commercial Mortgage Securities, Ser. 2003-C3, Cl. A3	4.65	4/10/40	2,000,000	1,984,177
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	5.12	3/6/20	475,000 c,d	454,638
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	5.73	3/6/20	275,000 c,d	250,129
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	895,000	876,068

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage **Pass-Through Ctfs. (continued)**				
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	785,000	821,375
Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A4	5.62	7/12/34	2,290,000	2,338,594
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	1,550,000	1,583,289
Morgan Stanley Capital I, Ser. 2007-T27, Cl. A2	5.80	6/13/42	425,000 c	435,348
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	261,000 d	254,084
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D	5.83	7/22/30	320,000 c,d	279,072
TIAA Seasoned Commercial Mortgage Trust, Ser. 2007-C4, Cl. A3	6.10	8/15/39	350,000 c	361,670
				14,022,609
Consumer Discretionary–.2%				
Federated Retail Holdings, Gtd. Bonds	5.35	3/15/12	475,000	463,368
Kellogg, Sr. Unsub. Notes	5.13	12/3/12	460,000	463,999
Kraft Foods, Sr. Unscd. Notes	6.00	2/11/13	105,000	108,942
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	110,000	113,522
				1,149,831
Energy–.2%				
ConocoPhillips Canada, Gtd. Notes	5.30	4/15/12	460,000	474,123
Pemex Project Funding Master Trust, Gtd. Notes	5.75	3/1/18	410,000 d	414,910
				889,033
Financial–7.4%				
Aegon Funding, Gtd. Notes	5.75	12/15/20	900,000	946,578
Allstate, Jr. Sub. Debs.	6.50	5/15/57	225,000 a,c	212,825

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Financial (continued)				
American International Group, Notes	5.38	10/18/11	465,000	476,500
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	225,000 c	225,345
Amvescap, Sr. Unscd. Notes	5.38	12/15/14	310,000	297,039
Bank of America, Sr. Notes	4.38	12/1/10	665,000	664,783
Boeing Capital, Sr. Notes	7.38	9/27/10	580,000	634,508
Boston Properties, Sr. Unscd. Notes	5.63	4/15/15	925,000	910,998
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	720,000 d	558,628
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/29/49	600,000 c,d	550,965
Citigroup, Sr. Unscd. Notes	5.30	10/17/12	445,000	449,616
Colonial Bank, Sub. Notes	6.38	12/1/15	585,000	578,872
Countrywide Financial, Gtd. Notes	5.80	6/7/12	420,000	315,207
Credit Suisse First Boston USA, Gtd. Notes	4.13	1/15/10	2,000,000	1,991,138
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	556,000 c	498,782
Erac USA Finance, Gtd. Notes	7.00	10/15/37	480,000 d	480,395
ERP Operating, Notes	4.75	6/15/09	290,000	290,461
ERP Operating, Notes	5.25	9/15/14	725,000	709,176
Federal Realty Investment Trust, Sr. Unscd. Bonds	5.65	6/1/16	550,000	542,892
First Union, Sub. Notes	6.38	1/15/09	440,000	447,645
General Electric Capital, Sr. Unscd. Notes	5.25	10/19/12	1,880,000	1,928,741

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Financial (continued)				
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	475,000 c	424,733
Goldman Sachs Group, Sub. Notes	5.63	1/15/17	400,000	389,928
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	900,000 c	816,575
Janus Capital Group, Notes	6.25	6/15/12	425,000	445,048
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	625,000	556,844
Jefferies Group, Sr. Unscd. Notes	7.75	3/15/12	550,000	599,419
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	1,200,000	1,182,916
Kaupthing Bank, Sub. Notes	7.13	5/19/16	275,000 d	267,894
Lehman Brothers Holdings, Sr. Notes	5.08	8/21/09	600,000 c	589,106
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	250,000	238,406
M&T Bank, Sr. Unscd. Bonds	5.38	5/24/12	595,000	594,788
Mack-Cali Realty, Sr. Unscd. Notes	5.80	1/15/16	925,000	929,386
Marshall & Ilsley, Sr. Unscd. Notes	5.63	8/17/09	955,000	972,780
Merrill Lynch, Sub. Notes	5.70	5/2/17	765,000	729,131
MetLife, Sr. Unscd. Notes	6.13	12/1/11	430,000	454,680
Morgan Stanley, Sr. Unscd. Notes	5.75	8/31/12	1,010,000	1,031,373
Morgan Stanley, Sr. Unscd. Notes	5.75	10/18/16	785,000	774,462
MUFG Capital Finance 1, Bank Gtd. Bonds	6.35	7/29/49	1,200,000 c	1,154,005
Northern Rock, Sub. Notes	6.59	6/29/49	240,000 a,c,d	146,622

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Financial (continued)				
Pricoa Global Funding, Notes	4.63	6/25/12	1,000,000 d	1,009,144
Royal Bank of Scotland Group, Jr. Sub. Bonds	6.99	10/29/49	1,345,000 c,d	1,325,995
Shinsei Finance Cayman, Jr. Sub. Bonds	6.42	1/29/49	600,000 c,d	527,714
Simon Property Group, Unscd. Notes	5.75	5/1/12	1,175,000	1,203,105
SMFG Preferred Capital, Sub. Bonds	6.08	1/29/49	900,000 c,d	830,295
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	700,000 c	656,152
Wachovia, Sub. Notes	4.88	2/15/14	2,490,000	2,398,517
Wells Fargo Bank, Sub. Notes	7.55	6/21/10	2,510,000	2,702,826
Zions Bancorporation, Sub. Notes	5.50	11/16/15	700,000	677,988
Zions Bancorporation, Sub. Notes	6.00	9/15/15	1,150,000	1,193,758
				38,534,684
Foreign/Governmental−.2%				
Republic of South Africa, Notes	5.88	5/30/22	365,000	367,227
United Mexican States, Notes, Ser. A	6.75	9/27/34	450,000	504,675
				871,902
Health Care−.1%				
American Home Products, Unscd. Notes	6.95	3/15/11	475,000 c	509,838
Teva Pharmaceutical Finance, Gtd. Notes	6.15	2/1/36	240,000	239,880
				749,718
Industrial−.4%				
Atlas Copco, Bonds	5.60	5/22/17	240,000 d	243,639
Northrop Grumman, Gtd. Notes	7.13	2/15/11	450,000	487,732

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Industrial (continued)				
Raytheon,				
Sr. Unscd. Notes	5.50	11/15/12	475,000	496,831
Rohm & Haas,				
Unsub. Notes	5.60	3/15/13	145,000	151,055
Waste Management,				
Gtd. Notes	7.38	5/15/29	285,000	319,128
Wellpoint,				
Sr. Unsub. Notes	5.88	6/15/17	300,000	301,731
				2,000,116
Media & Telecommunications—1.0%				
AOL Time Warner,				
Gtd. Notes	6.75	4/15/11	535,000	558,719
Comcast,				
Gtd. Notes	6.50	11/15/35	435,000	435,927
France Telecom,				
Sr. Unsub. Notes	8.50	3/1/31	375,000 [c]	498,401
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	275,000	330,890
News America,				
Notes	5.30	12/15/14	500,000	499,736
Pacific Bell,				
Notes	6.13	2/15/08	1,000,000	1,001,723
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	475,000	489,366
Time Warner Cable,				
Gtd. Notes	5.85	5/1/17	635,000	628,501
Verizon Communications,				
Sr. Notes	5.85	9/15/35	500,000	501,111
				4,944,374
Real Estate Investment Trusts—.3%				
Avalonbay Communities,				
Sr. Unscd. Notes	6.63	9/15/11	260,000	276,084
Duke Realty,				
Sr. Notes	5.88	8/15/12	980,000	1,015,829
Regency Centers,				
Gtd. Notes	5.88	6/15/17	400,000	393,240
				1,685,153

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg—.3%				
Delaware Housing Authority, SFMR	5.80	7/1/16	345,000	353,749
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	1,070,000	1,065,538
				1,419,287
U.S. Government Agencies—3.1%				
Federal Home Loan Mortgage Corp., Notes	5.13	7/15/12	5,130,000	5,383,525
Federal National Mortgage Association, Notes	4.75	3/12/10	10,370,000	10,610,345
				15,993,870
U.S. Government Agencies/ Mortgage-Backed—13.6%				
Federal Home Loan Mortgage Corp.:				
5.50%, 4/1/22–3/1/37			6,156,809	6,180,890
6.00%, 9/1/37			7,244,792	7,356,159
Federal National Mortgage Association:				
4.50%, 1/1/21			5,750,774	5,661,625
5.00%, 8/1/20–2/1/37			14,237,551	14,001,862
5.50%, 9/1/34–10/1/36			12,784,718	12,812,711
6.00%, 4/1/22–7/1/37			11,438,915	11,638,786
8.00%, 3/1/30			1,145	1,223
Government National Mortgage Association I:				
Ser. 2006-19, Cl. A, 3.39%, 6/16/30			3,010,806	2,943,282
Ser. 2004-103, Cl. A, 3.88%, 12/16/19			5,405,625	5,336,392
Ser. 2007-52, Cl. A, 4.05%, 10/16/25			590,428	583,015
Ser. 2006-66, Cl. A, 4.09%, 1/16/30			878,387	867,524
Ser. 2007-34, Cl. A 4.27%, 11/16/26			2,987,860	2,961,175
				70,344,644
U.S. Government Securities—3.0%				
U.S. Treasury Bonds	4.50	2/15/36	7,881,000 [a]	7,993,060
U.S. Treasury Notes	4.13	8/31/12	2,585,000 [a]	2,663,157
U.S. Treasury Notes	4.50	5/15/17	4,340,000 [a]	4,519,706
U.S. Treasury Notes	4.75	8/15/17	370,000 [a]	392,749
				15,568,672

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Utilities−.7%				
Appalachian Power, Sr. Unscd. Notes, Ser. O	5.65	8/15/12	225,000	229,714
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	725,000	715,004
Consolidated Edison, Debs., Ser. 07‑A	6.30	8/15/37	495,000	509,623
Enel Finance International, Gtd. Notes	5.70	1/15/13	185,000 d	188,761
Midamerican Energy Holdings, Sr. Unscd. Bonds	6.50	9/15/37	475,000	495,322
National Grid, Sr. Unscd. Notes	6.30	8/1/16	550,000	572,516
NiSource Finance, Gtd. Notes	5.25	9/15/17	500,000	477,390
Southern, Sr. Unsub. Notes, Ser. A	5.30	1/15/12	670,000	682,579
				3,870,909
Total Bonds and Notes (cost $173,096,864)				**174,698,865**

Other Investment−1.1%			Shares	Value ($)
Registered Investment Company;				
Dreyfus Institutional Preferred Plus Money Market Fund (cost $5,723,000)			5,723,000 e	**5,723,000**

Investment of Cash Collateral for Securities Loaned—8.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $41,477,200)	41,477,200 e	**41,477,200**
Total Investments (cost $535,282,019)	**108.5%**	**563,141,491**
Liabilities, Less Cash and Receivables	**(8.5%)**	**(44,287,169)**
Net Assets	**100.0%**	**518,854,322**

ADR—American Depository Receipts

a   *All or a portion of these securities are on loan. At November 30, 2007, the total market value of the fund's securities on loan is $43,704,264 and the total market value of the collateral held by the fund is $44,329,799, consisting of cash collateral of $41,477,200 and U.S. Government and Agency securities valued at $2,852,599.*

b   *Non-income producing security.*

c   *Variable rate security—interest rate subject to periodic change.*

d   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, these securities amounted to $9,406,054 or 1.8% of net assets.*

e   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	19.7	Consumer Discretionary	5.0
Financial	13.6	Utilities	3.4
Corporate Bonds	10.3	Telecommunication Services	3.2
Money Market Investments	9.1	Asset/Mortgage-Backed	3.2
Energy	8.7	Materials	2.3
Information Technology	7.7	Exchange Traded Funds	.5
Health Care	7.5	State/Government General Obligations	.3
Consumer Staples	7.5	Foreign/Governmental	.2
Industrial	6.3		**108.5**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
November 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $43,704,264–Note 1(b):		
Unaffiliated issuers	488,081,819	515,941,291
Affiliated issuers	47,200,200	47,200,200
Receivable for investment securities sold		3,576,125
Dividends and interest receivable		2,199,144
Receivable for shares of Beneficial Interest subscribed		41,008
Prepaid expenses		58,481
		569,016,249
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		583,277
Cash overdraft due to Custodian		478,986
Liability for securities on loan–Note 1(b)		41,477,200
Payable for investment securities purchased		6,696,167
Payable for shares of Beneficial Interest redeemed		579,044
Interest payable–Note 2		44,960
Accrued expenses		302,293
		50,161,927
Net Assets ($)		**518,854,322**
Composition of Net Assets ($):		
Paid-in capital		410,721,000
Accumulated undistributed investment income–net		7,266,375
Accumulated net realized gain (loss) on investments		73,007,475
Accumulated net unrealized appreciation (depreciation) on investments		27,859,472
Net Assets ($)		**518,854,322**

Net Asset Value Per Share

Class A

Net Assets ($)	151,796,034
Shares Outstanding	7,132,267
Net Asset Value Per Share ($)	**21.28**

Class B

Net Assets ($)	147,807,167
Shares Outstanding	7,026,524
Net Asset Value Per Share ($)	**21.04**

Class C

Net Assets ($)	85,800,656
Shares Outstanding	4,065,467
Net Asset Value Per Share ($)	**21.10**

Class I

Net Assets ($)	711,391
Shares Outstanding	33,429
Net Asset Value Per Share ($)	**21.28**

Class T

Net Assets ($)	1,650,135
Shares Outstanding	77,724
Net Asset Value Per Share ($)	**21.23**

Class J

Net Assets ($)	54,149,483
Shares Outstanding	2,532,480
Net Asset Value Per Share ($)	**21.38**

Class Z

Net Assets ($)	76,939,456
Shares Outstanding	3,611,587
Net Asset Value Per Share ($)	**21.30**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2007

Investment Income ($):	
Income:	
Interest	9,554,699
Dividends (net of $6,897 foreign taxes withheld at source):	
Unaffiliated issuers	7,113,290
Affiliated issuers	606,677
Income from securities lending	147,634
Total Income	**17,422,300**
Expenses:	
Management fee—Note 3(a)	5,112,937
Distribution fees—Note 3(b)	1,968,651
Shareholder servicing costs—Note 3(c)	1,934,835
Professional fees	89,742
Prospectus and shareholders' reports	74,721
Registration fees	73,052
Interest expense—Note 2	58,075
Custodian fees—Note 3(c)	53,765
Trustees' fees and expenses—Note 3(d)	36,210
Loan commitment fees—Note 2	8,376
Miscellaneous	48,270
Total Expenses	**9,458,634**
Less—reduction in expenses due to undertakings—Note 3(a)	(90,977)
Less—reduction in management fees due to undertakings—Note 3(a)	(439,257)
Net Expenses	**8,928,400**
Investment Income—Net	**8,493,900**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	84,355,183
Net unrealized appreciation (depreciation) on investments	(54,007,888)
Net Realized and Unrealized Gain (Loss) on Investments	**30,347,295**
Net Increase in Net Assets Resulting from Operations	**38,841,195**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2007 [a]	2006
Operations ($):		
Investment income—net	8,493,900	10,196,285
Net realized gain (loss) on investments	84,355,183	2,583,451
Net unrealized appreciation (depreciation) on investments	(54,007,888)	55,131,456
Net Increase (Decrease) in Net Assets Resulting from Operations	**38,841,195**	**67,911,192**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(3,361,569)	(4,136,174)
Class B shares	(1,333,297)	(1,528,756)
Class C shares	(876,167)	(1,266,774)
Class I shares	(12,813)	(13,217)
Class T shares	(28,473)	(35,190)
Class J shares	(3,215,600)	(3,380,607)
Class Z shares	(1,480,730)	(1,649,529)
Net realized gain on investments:		
Class A shares	–	(2,190,107)
Class B shares	–	(1,522,455)
Class C shares	–	(1,267,277)
Class I shares	–	(6,187)
Class T shares	–	(23,345)
Class J shares	–	(1,586,403)
Class Z shares	–	(800,174)
Total Dividends	**(10,308,649)**	**(19,406,195)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	21,595,146	43,958,717
Class B shares	1,228,572	10,751,833
Class C shares	3,213,048	10,594,030
Class I shares	135,571	221,868
Class T shares	241,521	56,819
Class J shares	6,995,588	12,660,887
Class Z shares	3,126,160	3,995,680

	Year Ended November 30,	
	2007[a]	2006
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	2,991,998	5,763,355
Class B shares	1,214,920	2,753,858
Class C shares	729,273	2,089,763
Class I shares	11,291	15,134
Class T shares	26,709	55,570
Class J shares	2,448,500	4,840,365
Class Z shares	1,455,485	2,403,351
Cost of shares redeemed:		
Class A shares	(96,448,604)	(123,049,329)
Class B shares	(31,163,023)	(40,782,727)
Class C shares	(42,605,880)	(58,515,156)
Class I shares	(206,292)	(294,625)
Class T shares	(1,070,503)	(822,352)
Class J shares	(134,979,666)	(58,606,580)
Class Z shares	(17,164,661)	(26,099,802)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(278,224,847)**	**(208,009,341)**
Total Increase (Decrease) in Net Assets	**(249,692,301)**	**(159,504,344)**
Net Assets ($):		
Beginning of Period	768,546,623	928,050,967
End of Period	**518,854,322**	**768,546,623**
Undistributed investment income−net	7,266,375	9,131,937

	Year Ended November 30,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	1,042,005	2,277,810
Shares issued for dividends reinvested	147,758	306,496
Shares redeemed	(4,622,304)	(6,371,316)
Net Increase (Decrease) in Shares Outstanding	**(3,432,541)**	**(3,787,010)**
Class B[b]		
Shares sold	59,912	563,748
Shares issued for dividends reinvested	60,264	146,798
Shares redeemed	(1,508,626)	(2,133,912)
Net Increase (Decrease) in Shares Outstanding	**(1,388,450)**	**(1,423,366)**
Class C		
Shares sold	155,835	553,874
Shares issued for dividends reinvested	36,064	111,355
Shares redeemed	(2,062,180)	(3,054,759)
Net Increase (Decrease) in Shares Outstanding	**(1,870,281)**	**(2,389,530)**
Class I		
Shares sold	6,529	11,521
Shares issued for dividends reinvested	558	805
Shares redeemed	(9,997)	(15,373)
Net Increase (Decrease) in Shares Outstanding	**(2,910)**	**(3,047)**
Class T		
Shares sold	11,326	2,945
Shares issued for dividends reinvested	1,317	2,954
Shares redeemed	(50,914)	(42,584)
Net Increase (Decrease) in Shares Outstanding	**(38,271)**	**(36,685)**
Class J		
Shares sold	336,736	654,408
Shares issued for dividends reinvested	120,735	256,789
Shares redeemed	(6,466,255)	(3,030,569)
Net Increase (Decrease) in Shares Outstanding	**(6,008,784)**	**(2,119,372)**
Class Z		
Shares sold	150,310	207,035
Shares issued for dividends reinvested	71,947	127,829
Shares redeemed	(824,753)	(1,353,306)
Net Increase (Decrease) in Shares Outstanding	**(602,496)**	**(1,018,442)**

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.
[b] During the period ended November 30, 2007, 205,307 Class B shares representing $4,309,745 were automatically converted to 206,660 Class A shares and during the period ended November 30, 2006, 176,176 Class B shares representing $3,374,981 were automatically converted to 174,793 Class A shares.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,			
Class A Shares	2007	2006	2005	2004[a]
Per Share Data ($):				
Net asset value, beginning of period	20.38	19.15	19.30	18.86
Investment Operations:				
Investment income–net[b]	.33	.28	.28	.28
Net realized and unrealized gain (loss) on investments	.89	1.40	(.12)	.16
Total from Investment Operations	1.22	1.68	.16	.44
Distributions:				
Dividends from investment income–net	(.32)	(.29)	(.19)	–
Dividends from net realized gain on investments	–	(.16)	(.12)	–
Total Distributions	(.32)	(.45)	(.31)	–
Net asset value, end of period	21.28	20.38	19.15	19.30
Total Return (%)[c]	6.08	8.96	.77	2.33[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.23	1.21	1.21	1.03[d]
Ratio of net expenses to average net assets	1.16	1.21	1.21	1.03[d]
Ratio of net investment income to average net assets	1.57	1.44	1.43	1.52[d]
Portfolio Turnover Rate	168.94[e]	33.30	39.39	32.41
Net Assets, end of period ($ X 1,000)	151,796	215,342	274,871	214,949

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended November 30, 2007 was 162.34%.*
See notes to financial statements.

Class B Shares	Year Ended November 30,			
	2007	2006	2005	2004[a]
Per Share Data ($):				
Net asset value, beginning of period	20.14	18.94	19.17	18.86
Investment Operations:				
Investment income−net[b]	.17	.12	.12	.15
Net realized and unrealized gain (loss) on investments	.89	1.40	(.11)	.16
Total from Investment Operations	1.06	1.52	.01	.31
Distributions:				
Dividends from investment income−net	(.16)	(.16)	(.12)	−
Dividends from net realized gain on investments	−	(.16)	(.12)	−
Total Distributions	(.16)	(.32)	(.24)	−
Net asset value, end of period	21.04	20.14	18.94	19.17
Total Return (%)[c]	5.30	8.11	(.02)	1.64[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.02	2.01	2.00	1.70[d]
Ratio of net expenses to average net assets	1.94	2.01	2.00	1.70[d]
Ratio of net investment income to average net assets	.81	.65	.64	.83[d]
Portfolio Turnover Rate	168.94[e]	33.30	39.39	32.41
Net Assets, end of period ($ X 1,000)	147,807	169,513	186,377	134,791

[a]   From February 2, 2004 (commencement of operations) to November 30, 2004.

[b]   Based on average shares outstanding at each month end.

[c]   Exclusive of sales charge.

[d]   Not annualized.

[e]   The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended November 30, 2007 was 162.34%.

See notes to financial statements.

	Year Ended November 30,			
Class C Shares	2007	2006	2005	2004[a]
Per Share Data ($):				
Net asset value, beginning of period	20.19	18.98	19.19	18.86
Investment Operations:				
Investment income—net[b]	.17	.13	.13	.16
Net realized and unrealized gain (loss) on investments	.89	1.40	(.11)	.17
Total from Investment Operations	1.06	1.53	.02	.33
Distributions:				
Dividends from investment income—net	(.15)	(.16)	(.11)	–
Dividends from net realized gain on investments	–	(.16)	(.12)	–
Total Distributions	(.15)	(.32)	(.23)	–
Net asset value, end of period	21.10	20.19	18.98	19.19
Total Return (%)[c]	5.29	8.14	.06	1.75[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.97	1.95	1.94	1.64[d]
Ratio of net expenses to average net assets	1.90	1.95	1.94	1.64[d]
Ratio of net investment income to average net assets	.84	.70	.70	.84[d]
Portfolio Turnover Rate	168.94[e]	33.30	39.39	32.41
Net Assets, end of period ($ X 1,000)	85,801	119,851	157,982	121,545

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended November 30, 2007 was 162.34%.*

See notes to financial statements.

Class I Shares	Year Ended November 30,			
	2007[a]	2006	2005	2004[b]
Per Share Data ($):				
Net asset value, beginning of period	20.39	19.17	19.31	18.86
Investment Operations:				
Investment income–net[c]	.36	.31	.32	.35
Net realized and unrealized gain (loss) on investments	.89	1.40	(.13)	.10
Total from Investment Operations	1.25	1.71	.19	.45
Distributions:				
Dividends from investment income–net	(.36)	(.33)	(.21)	–
Dividends from net realized gain on investments	–	(.16)	(.12)	–
Total Distributions	(.36)	(.49)	(.33)	–
Net asset value, end of period	21.28	20.39	19.17	19.31
Total Return (%)	6.23	9.12	.95	2.38[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.12	1.07	1.00	.97[d]
Ratio of net expenses to average net assets	1.04	1.07	1.00	.97[d]
Ratio of net investment income to average net assets	1.72	1.59	1.64	2.11[d]
Portfolio Turnover Rate	168.94[e]	33.30	39.39	32.41
Net Assets, end of period ($ X 1,000)	711	741	755	416

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *From February 2, 2004 (commencement of operations) to November 30, 2004.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended November 30, 2007 was 162.34%.*

See notes to financial statements.

	Year Ended November 30,			
Class T Shares	2007	2006	2005	2004[a]
Per Share Data ($):				
Net asset value, beginning of period	20.32	19.09	19.26	18.86
Investment Operations:				
Investment income—net[b]	.27	.22	.22	.23
Net realized and unrealized gain (loss) on investments	.89	1.40	(.11)	.17
Total from Investment Operations	1.16	1.62	.11	.40
Distributions:				
Dividends from investment income—net	(.25)	(.23)	(.16)	–
Dividends from net realized gain on investments	–	(.16)	(.12)	–
Total Distributions	(.25)	(.39)	(.28)	–
Net asset value, end of period	21.23	20.32	19.09	19.26
Total Return (%)[c]	5.79	8.65	.52	2.12[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.52	1.51	1.49	1.26[d]
Ratio of net expenses to average net assets	1.45	1.51	1.49	1.26[d]
Ratio of net investment income to average net assets	1.28	1.14	1.15	1.19[d]
Portfolio Turnover Rate	168.94[e]	33.30	39.39	32.41
Net Assets, end of period ($ X 1,000)	1,650	2,357	2,915	2,508

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended November 30, 2007 was 162.34%.*
See notes to financial statements.

Class J Shares	Year Ended November 30,				
	2007	2006	2005	2004[a]	2003
Per Share Data ($):					
Net asset value, beginning of period	20.47	19.22	19.35	18.05	16.37
Investment Operations:					
Investment income—net	.36[b]	.33[b]	.31[b]	.34[b]	.25
Net realized and unrealized gain (loss) on investments	.93	1.41	(.11)	1.21	1.69
Total from Investment Operations	1.29	1.74	.20	1.55	1.94
Distributions:					
Dividends from investment income—net	(.38)	(.33)	(.21)	(.25)	(.26)
Dividends from net realized gain on investments	–	(.16)	(.12)	–	–
Total Distributions	(.38)	(.49)	(.33)	(.25)	(.26)
Net asset value, end of period	21.38	20.47	19.22	19.35	18.05
Total Return (%)	6.41	9.25	.97	8.69	12.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.91	.96	1.02	.95	1.08
Ratio of net expenses to average net assets	.87	.96	1.01	.95	1.07
Ratio of net investment income to average net assets	1.77	1.69	1.62	1.79	1.90
Portfolio Turnover Rate	168.94[c]	33.30	39.39	32.41	41.73
Net Assets, end of period ($ X 1,000)	54,149	174,820	204,901	245,171	216,991

[a] *The fund commenced offering six classes of shares on February 2, 2004. The existing shares were redesignated Class J shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended November 30, 2007 was 162.34%.*

See notes to financial statements.

	Year Ended November 30,		
Class Z Shares	2007	2006	2005[a]
Per Share Data ($):			
Net asset value, beginning of period	20.39	19.16	19.60
Investment Operations:			
Investment income—net[b]	.38	.30	.29
Net realized and unrealized gain (loss) on investments	.89	1.41	(.40)
Total from Investment Operations	1.27	1.71	(.11)
Distributions:			
Dividends from investment income—net	(.36)	(.32)	(.21)
Dividends from net realized gain on investments	–	(.16)	(.12)
Total Distributions	(.36)	(.48)	(.33)
Net asset value, end of period	21.30	20.39	19.16
Total Return (%)	6.31	9.11	(.59)[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.12	1.15	1.15[c]
Ratio of net expenses to average net assets	.93	1.07	1.02[c]
Ratio of net investment income to average net assets	1.83	1.58	1.51[c]
Portfolio Turnover Rate	168.94[d]	33.30	39.39
Net Assets, end of period ($ X 1,000)	76,939	85,923	100,250

[a] *From December 18, 2004 (commencement of initial offering) to November 30, 2005.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended November 30, 2007 was 162.34%.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Balanced Opportunity Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds II (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering the fund as its only series. The fund's investment objective is to seek a high total return through a combination of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ('Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class I, Class T, Class J and Class Z shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I, Class J and Class Z shares are sold at net asset value per share. Class I shares are sold only to institutional investors and Class J and Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

Debt securities excluding short-term investments (other than U.S. Treasury Bills) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex–dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended November 30, 2007, Mellon Bank earned $63,272 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. Accordingly, no provision for income tax is required.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $12,107,800, undistributed capital gains $70,428,519 and unrealized appreciation $26,255,143. In addition, the fund had $658,140 of capital losses realized after October 31, 2007 which were deferred for tax purposes to the first day of the following fiscal year.

The tax characters of distributions paid to shareholders during the fiscal periods ended November 30, 2007 and November 30, 2006 were as follows: ordinary income $10,308,649 and $12,015,614 and long-term capital gains $0 and $7,390,581, respectively.

During the period ended November 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for paydown gains and losses on mortgage-backed securities, the fund decreased accumulated undistributed investment income-net by $50,813 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended November 30, 2007 was approximately $1,038,100, with a related weighted average annualized interest rate of 5.59%.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .80% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed, from December 1, 2006 through November 30, 2007, to waive receipt of its fees and/or assume the expenses of the fund, so that annual fund operating expenses for Class J, exclusive of taxes, interest, brokerage commissions, commitment fees and extraordinary expenses, do not exceed 1.11%. The Manager has contractually agreed from December 1, 2006 through November 30, 2007, to waive receipt of its fees and/or assume the expenses of the fund, so that annual fund operating expenses for Class Z, exclusive of expenses as described above, do not exceed 1.08%. The reduction in expenses for Class Z shares, pursuant to the undertaking, amounted to $90,977 during the period ended November 30, 2007.

Effective March 8, 2007, the Manager has agreed to waive receipt of a portion of the fund's management fee, in the amount of .10% of the value of the fund's average daily net assets until November 30, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $439,257 during the period ended November 30, 2007.

Pursuant to a Sub-Investment Advisory Agreement that expired on March 30, 2007 between the Manager and Wisconsin Capital Management, LLC ("Wisconsin Capital"), the Manager paid Wisconsin Capital, the fund's former sub-advisor, a monthly fee in the amount of 100% of the management fee paid by the fund to the Manager for such month, less certain fees waived or expenses paid or reimbursed by the Manager, on the fund's assets attributable to accounts of shareholders who have an adviser-client relationship with Wisconsin Capital, plus, with respect to all other assets of the fund, an annual fee of .30% of the value of the fund's average daily net assets up to $300 million and .25% of the value of the fund's average daily net assets in excess of $300 million, payable monthly.

During the period ended November 30, 2007, the Distributor retained $27,953 and $1,130 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $464,255 and $8,817 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended November 30, 2007, Class B, Class C and Class T shares were charged $1,198,097, $765,522 and $5,032, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2007, Class A, Class B, Class C and Class T shares were charged $469,967, $399,366, $255,174 and $5,032, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2007, Class Z shares were charged $42,000, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $302,510 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended November 30, 2007, the fund was charged $53,765 pursuant to the custody agreement.

During the period ended November 30, 2007, the fund was charged $4,740 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $343,277, Rule 12b-1 distribution plan fees $144,195, shareholder services plan fees $80,057, custodian fees $8,779, chief compliance officer fees $3,214 and transfer agency per account fees $49,740, which are offset against an expense reimbursement currently in effect in the amount of $45,985.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended November 30, 2007, amounted to $1,072,449,944 and $1,349,327,886, respectively, of which $41,857,431 in purchases and $41,866,958 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

At November 30, 2007, the cost of investments for federal income tax purposes was $536,886,348; accordingly, accumulated net unrealized appreciation on investments was $26,255,143, consisting of $41,816,562 gross unrealized appreciation and $15,561,419 gross unrealized depreciation.

NOTE 5—Change in Independent Registered Public Accounting Firm:

PricewaterhouseCoopers LLP ("PWC"), 300 Madison Avenue, 28th Floor, New York, New York 10017, an independent registered public accounting firm, was the independent registered public accounting firm for the fund for the fiscal year ended November 30, 2006. At a meeting held on December 5, 2006, the Audit Committee and the Board of Trustees of the Company engaged Ernst & Young LLP to replace PWC as the independent registered public accounting firm for the Company, effective upon the completion of services related to the audit of the 2006 financial statements of the Company.

During the Company's past four fiscal years and any subsequent interim period: (i) no report on the Company's financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and (ii) there were no "disagreements" (as such term is used in Item 304 of Regulation S-K) with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PWC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Balanced Opportunity Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Balanced Opportunity Fund (one of the funds comprising Dreyfus Premier Manager Funds II), as of November 30, 2007, and the related statement of operations, the statement of changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets of Dreyfus Premier Balanced Opportunity Fund for the year ended November 30, 2006 and the financial highlights for each of the indicated periods through November 30, 2006 were audited by other auditors whose report dated January 19, 2007, expressed an unqualified opinion on the statement and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities as of November 30, 2007 by correspondence with the custodian and others. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Balanced Opportunity Fund at November 30, 2007, and the results of its operations, the changes in its net assets and the financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
January 17, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 88.98% of the ordinary dividends paid during the fiscal year ended November 30, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended November 30, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,112,382 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

Joseph S. DiMartino (64)
Chairman of the Board (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 164

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 63

David P. Feldman (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 40

Ehud Houminer (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 40

Dr. Martin Peretz (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 40

———————————

Anne Wexler (77)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

———————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since September 2003.

Director – Mutual Fund Accounting of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since September 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (82 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2003.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 78 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Balanced Opportunity Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DBOAX   Class B: DBOBX   Class C: DBOCX   Class I: DBORX

Class T: DBOTX   Class J: THPBX   Class Z: DBOZX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6000AR1107